Filed by Anchor Gaming pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: International Game Technology Commission File No. 333-67928

    This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operation; any statements concerning the proposed merger with IGT; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" and other similar words.

    Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in our annual report on Form 10-K for the year ended June 30, 2001. We do not intend, and undertake no obligation, to update any forward-looking statement. In addition to risk factors relating to the proposed merger with IGT, presently-known risk factors include, but are not limited to, the following:

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  We have a significant amount of debt, which could restrict our future operating and strategic flexibility and expose us to the risks of financial leverage.

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  Our ability to meet our debt service obligations on the senior subordinated notes and our other debt will depend on our future performance, which will be subject to many factors that are beyond our control.

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  The popularity of our games may decline relative to the popularity of our competitors' games, and we may be unable to develop new games that achieve commercial success.

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  Revenues of our casinos in Colorado could be negatively affected by the presence of several new large competitors in the Colorado market, as well as the Black Hawk Hyatt property scheduled to open in November 2001.

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  We derive a large portion of our revenues and profits from the Anchor-IGT Joint Venture. Because of our joint venture relationship and our merger agreement with IGT, it is important that we maintain a strong relationship with IGT.

    In addition to the above, we urge you to review carefully the risk factors described from time to time in our reports filed with the Securities and Exchange Commission, including the section "Risk Factors" in our annual report on Form 10-K for the year ended June 30, 2001. These reports may be obtained free of charge at the website of the Securities and Exchange Commission at http://www.sec.gov.

Other Legal Information

    Anchor Gaming and International Game Technology have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning a proposed merger transaction. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS

FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors may obtain the preliminary joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov). In addition, the preliminary joint proxy statement/prospectus and other documents filed with the SEC by Anchor Gaming and International Game Technology may be obtained free of charge by contacting Anchor Gaming, 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, Attn: Investor Relations (tel 702-896-7568), or International Game Technology, 9295 Prototype Drive, Reno, Nevada 89511, Attn: Investor Relations (tel 775-448-7777).

    Anchor Gaming, International Game Technology and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Anchor Gaming and International Game Technology in connection with the transaction. The directors and executive officers of Anchor Gaming and their beneficial ownership of Anchor Gaming common stock are set forth in our annual report on Form 10-K for the year ended June 30, 2001. The directors and executive officers of International Game Technology and their beneficial ownership of International Game Technology common stock are set forth in the proxy statement for the 2001 annual meeting of International Game Technology. You may obtain these documents free of charge at the SEC's website (http://www.sec.gov). Stockholders of Anchor Gaming and International Game Technology may obtain additional information regarding the interests of such participants by reading the preliminary joint proxy statement/prospectus.

    The communication filed herewith is the transcript of Anchor Gaming's first quarter fiscal year 2002 earnings conference call of October 17, 2001, which also discusses the proposed merger transaction between International Game Technology and Anchor Gaming.

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The following is the transcript for Anchor Gaming's First Quarter Fiscal Year 2002 earnings conference call of October 17, 2001. This transcript is available on our website, http://www.anchorgaming.com, in the "Investor" section under "Conference Calls."

Q1 FY2002 EARNINGS CONFERENCE CALL
October 17, 2001

Participants:

T.J. Matthews, Chairman, CEO, and President (TJM)

Geoff Sage, CFO and Treasurer (GS)

INTRODUCTION (TJM)

    Thank you Heidi and thank-you and good afternoon to everyone listening. This is T.J. Matthews, and as I was introduced, I am the CEO of Anchor Gaming. Thank you for joining us today as we talk about our fiscal 2002 first quarter earnings conference call and also on our live webcast as well. I am pleased to have with me Geoff Sage, our CFO. Once again, we will make the transcript and a replay of this call available on our website, along with that we will provide a profitability analysis, by segment, for the quarter. The information that is provided in those documents should help supplement what we discuss today. In addition, the script for this call, as well as a transcript of this call, including the Q&A portion, will be filed as Rule 425 Prospectuses as we plan to discuss the pending merger between Anchor Gaming and IGT.

    We'll discuss the current status of the merger from the Anchor Gaming viewpoint after Geoff recaps the financial results of each of our business segments for the past quarter. In addition, Geoff will address our perspective on the effects that the tragic events of September 11th that may have had an affect on our operations and lastly, we will provide guidance for Q2 and the rest of fiscal 2002. At the end of the call, we'll open the phone lines for any questions you may have.

    For our first fiscal quarter, Anchor Gaming reported $1.85 in EPS, $29 million in net income, $69 million in EBITDA and $142 million of revenue and equity earnings, all of which were company records. All three of these business segments were major contributors to the quarter's success.

    Now, I would like to turn things over to Geoff.

FINANCIAL PERFORMANCE DURING THE QUARTER (GS)

    Thank you, T.J. Before I begin, let me remind you that we will make a number of forward-looking statements today and that actual results could differ materially from those projected in any of our forward-looking statements. We have provided information in our Form 10-K for Fiscal 2001 and today's press release that concern some factors that could cause actual results to differ materially from those in any of our forward-looking statements. You can access this filing or any of our other filings and today's press release through our website.

    Anchor Gaming today reported operating results for our first quarter that ended September 30th, 2001. For the first quarter, when compared to last year's first quarter and adjusting for the sale of Sunland Park last December 2000, revenues and equity earnings increased 12% to a record $142 million. "EBITDA" increased 38% to a record $69 million.

    Net income increased 55% to another record $29 million, and EPS increased 137% to a record $1.85 per share.

    Quarter-over-quarter, our cost of revenues decreased 9% to $54 million. Our gross margin percentage, without regard to our joint venture equity pickup, was 47% for the quarter as compared to 36% in the same quarter last year.

    Our SG & A was $20 million for the quarter, compared to $17 million a year ago. SG & A was up due primarily to merger-related costs and increased bad debts in the Gaming Machine segment. Our depreciation and amortization was $11 million for this year's first quarter, compared to $15 million last year. R&D was $3 million this quarter compared to $4 million last year.

    Looking at our balance sheet, at September 30th we had cash of $38 million, working capital of $16 million, and total debt of $367 million. One of the highlights for the quarter was we repaid $40 million under our senior credit facility. As of September 30th we have approximately $195 million of unused borrowing capacity under that facility and a leverage ratio of about 1.6 times. Our cap ex for the first quarter was $7.5 million.

    One other note, in late September, actually on the last business day of the month, we completed the sale of our Montana Route assets. The gain on that sale is included in other income and was offset almost entirely by corporate expenses related to the pending merger with IGT as well as charitable donations by Anchor Gaming related to the relief effort for victims of the tragic events of September 11th. As a result we feel our reported EPS number should not be adjusted due to the sale of this asset.

    Because of our profitability in the first quarter, we now have a positive restricted payment basket under our debt covenants, and are now once again able to, subject to consent by IGT under the merger agreement, repurchase stock and make other investments. As always, we will deploy capital with our stockholders' best interests in mind.

    Our consolidated operating results were strong this quarter and provide a solid foundation for operating results going forward.

    Now, I'll take just a moment and cover each one of our business segments and the various business units within those segments.

FIRST QUARTER PERFORMANCE BY SEGMENT (GS)

Gaming Machines

    Our Gaming Machines segment contributed $53 million in revenue and equity earnings during our first quarter, 38% of our total revenue and equity earnings, and 13% more than last year's first quarter. This segment's EBITDA in the first quarter was $49 million, or 70% of our total EBITDA. In this segment, our EBITDA increased 15% over the September 2000 quarter.

    Our first quarter equity earnings from our Joint Venture and related royalties with IGT grew to a record $40 million, 18% higher than the prior year's first quarter.

    As for game placements in the JV, the games placed at September 30th grew to 16,548 games, an increase of 3,456 games since last September and an increase of 263 games since June 30, 2001. These figures include 1,729 I Dream of Jeannie wheel games, 4,365 Video Wheel of Fortunes, 7,593 traditional Wheel of Fortunes and 2,133 conversions.

    Our Anchor Games stand-alone business had first quarter revenue of $13 million, a slight decrease from the prior year first quarter. Costs this quarter in this business were $4 million, a decrease of 30% when compared to the prior year's first quarter.

    Our installed base of stand-alone machines was 3,413 games at September 30th compared to 3,745 at the end of the September last year and 3,344 at the end of June of this year.

    The quarter again established a benchmark for Anchor's gaming machine segment, as our total installed base reached a record 19,961 units.

    At this month's Global Gaming Expo just at the beginning of this month here in Las Vegas, we introduced several products, including two new wheel-themed products that will become part of the joint venture with IGT. "American Bandstand" has been submitted for approval to Nevada gaming authorities and we expect placements of that game to begin by the end of this November. We also unveiled the game called "Elvira" and we expect to see placements of this game beginning in the spring of 2002.

    We also introduced four new Barcrest games based on the IGT S2000 platform, also on behalf of the JV. In our stand-alone business, we introduced a game called Boingo, a collaborative effort with Mikohn who provided the intellectual property, as well as in the stand alone business we introduced a number of sphere type games that utilize Anchor's intellectual property and reside on the new Bally 6000 platform.

    All in all we were very pleased with the product presentations that we had at this year's Gaming Expo.

    In regards to the effects of September 11th on our gaming machine business, we have exposure in this segment to reduced play levels on our participation machines, fluctuations in our installed base of participation machines and fluctuations in interest rates. We believe that play levels on slot machines in local markets, including Atlantic City, have for the most part returned to their pre-September 11th levels. Play levels on slots in Las Vegas are still seemingly soft on weekdays and are beginning to return to pre-attack weekend play levels. To the extent that our participation games outperform the house average, which we believe they do, the relative effect on our games should be somewhat less than the effect on the average game. In addition to lower play levels, we could also see some of the lower earning participation games removed from casinos as the operators continue to focus on reducing operating costs.

    Regarding the potential of reduced capital spending by casino operators, Anchor's products are not subject to the capital spending decisions of our casino customers since all of our games are subject to recurring revenue models.

    Looking at reduced interest rates, we've been operating in a reduced interest rate environment for about 9 months now absorbing 350 basis points in decreased short-term rates during that time. Continued rate reductions cause our jackpot expenses to increase within the mega-jackpot portion of the JV. Anchor also stands to benefit if rates stabilize and ultimately rise, as certain short-term interest rates are at their lowest level in many decades.

    To try and put interest rates into some economic perspective for you, falling interest rates caused us to report $0.07—$0.11 less in EPS in each of the last three quarters. We've become accustomed to absorbing these rate reductions into our ongoing business operations, a demonstration of the strength of these operations.

Gaming Operations

    Our Gaming Operations segment generated $42 million in revenue, or 30% of our total revenue and equity earnings, and $13 million in EBITDA, or 19% of our total EBITDA. Revenue in this segment excluding Sunland Park increased 20% from the prior-year first quarter and EBITDA increased 65% from the last year's September quarter.

    In looking at the operating units within this segment, we recorded $5.5 million in total revenue and $4.8 million in pre-tax earnings this quarter from our agreements with the Pala Tribe. The casino continues to exceed our initial expectations.

    At Pala, post September 11th mid-week play levels were off 5-10% initially, but by October 1st they had returned to pre-attack play levels. Weekend play levels at Pala were never disrupted.

    In Colorado, our combined casino operations generated first quarter revenue of $23 million, an increase of 2% compared to the same period last year. The Colorado casinos' EBITDA contribution was $5 million during the quarter, an increase of 9% over the first quarter of fiscal 2001. At the Colorado Central Station Casino, it saw its highest revenue recognition level in the last eight quarters.

    We understand that the Hyatt Black Hawk will open by the end of this calendar year. Following its opening there may be some short-term pressures on our revenues and our margins. Long-term, however, we expect both our revenue and our margins to return to or exceed current levels and for the Hyatt to help grow the overall Black Hawk market.

    Like our Pala Casino, a local customer base drives the Colorado market and both weekday and weekend play levels returned to pre-attack levels prior to October 1st.

    On our Nevada route, we operated more than 1,000 machines by quarter end. We generated $3 million of EBITDA on $11 million of revenue during the first quarter, compared to primarily the same levels last year. So far, our Nevada Route appears unaffected by the events of September 11th. We realize the route is subject to economic trends in Nevada but we believe the demographics of our strong customer base may mitigate many of those concerns.

Gaming Systems

    In our Gaming Systems segment, we told you on our last earnings call that the restructuring activities in this segment have been completed. This segment was profitable during our first quarter and we believe it will be profitable during fiscal 2002. In the first quarter, Gaming Systems generated $46 million or 33% of our total revenue and equity earnings and $12 million or 17% of our total EBITDA.

    Looking at the individual business units within the segment, for the quarter, AWI, our on-line lottery subsidiary, generated $38 million in revenue and $12 million in EBITDA. These results were much higher than expected and were driven by the $295 million Powerball multi-state jackpot in August. This Powerball jackpot was the second highest jackpot ever in Powerball history. We believe the large August Powerball jackpot added $5.8 million in revenue, $5 million in EBITDA and $0.20 of EPS to our quarterly results. Our restructuring at AWI has resulted in a rationalization of its cost structure and a lower breakeven point for revenue.

    In September, AWI announced that the company had been awarded a new seven-year contract with our long-time customer the State of Delaware to provide equipment and services to the Delaware State Lottery.

    Our video lottery operation, VLC, had revenue of $4 million during the quarter, and in August, VLC announced it had signed a contract with the State of Oregon to provide 2,000 video gaming machines to the Oregon Lottery. This was the second-largest single order for equipment in VLC's history.

    Our pari-mutuel wagering subsidiary, United Tote, generated quarterly revenue of $5 million and quarterly EBITDA of $1 million. And in July, United Tote signed an agreement with Sportsystems Corporation, a Delaware North Company, to supply pari-mutuel wagering equipment at the company's seven racetracks.

    Our gaming systems segment is also the beneficiary of local gaming habits in both the lottery and pari-mutuel portions of the gaming industry. As a result, play levels in this segment were not materially affected by the tragic events of September 11th.

  Guidance

    We would now like to provide guidance for our second quarter and the balance of fiscal 2002. As you know, it's tough enough to forecast results in a normal operating environment, and given the uncertainty due to the events of September 11th makes it that much harder. That said we believe that we will earn at least $1.15 in our December quarter, which I will remind everyone is a seasonally challenged quarter and at least $5.75 in our full fiscal year 2002. We believe these numbers could prove to be conservative and have considered, as best as we can, the effects of September 11th on our business units.

    Regarding fiscal 2003, I will just remind everybody that our internal goal is to grow year-over-year EPS by at least 15%.

    Guidance for our individual income statement line items for the remaining quarters in fiscal 2002 really hasn't changed much since our last conference call. We expect quarterly SG & A to be in the $16-$18 million range, quarterly R&D to be in the $3-$5 million range, quarterly depreciation and amortization to be in the $10-$12 million range. Furthermore, we expect quarterly interest expense to be in the $8 million range, of course, depending upon interest rates and how we deploy our free cash flow. We are currently estimating our average diluted share base to be approximately 15.8 million shares for the full fiscal year 2002.

    Going forward, we expect cap ex to be approximately $7.5 million per quarter, or about $30 million for all of fiscal 2002.

    That wraps up our financial and segment updates.

WRAP-UP (GS)

    To close, we would like to emphasize this has been a successful quarter for Anchor Gaming, highlighted by company records for revenue, EBITDA, net income and EPS. We believe our results in the first quarter continue to demonstrate the stability of Anchor Gaming's base of diversified earnings and cash flow. In our Gaming Machines segment, we look forward to the rollout of "American Bandstand" during the second quarter and the other games we demonstrated at the Gaming Expo. These games will help keep our current installed base fresh and hopefully help grow our installed base over the course of this fiscal year.

    In Gaming Operations we expect continued year-over-year growth due to having the Pala Casino contract in place for a full year. Further, we also expect to see growth in the Pala operations as the property matures.

    In our Gaming Systems segment, we believe the results in the first quarter lay the foundation for the future of this segment. The new contract with the State of Delaware was an important step for AWI as the company explores other opportunities both nationally and internationally. VLC's contract with the State of Oregon was a significant milestone for that company as was the Delaware North contract for United Tote. Our goal has been to return this division to profitability this fiscal year and we continue to believe that we will deliver on that promise.

    Before we wrap up and open it to questions, we'd like to discuss the current status of the pending merger with IGT. First, we would like everyone to know that Anchor Gaming is committed to completing a transaction with IGT. However, we are also committed to the concept of the collar that our Board of Directors negotiated in conjunction with the merger agreement. The purpose of the collar was to ensure that our stockholders would receive a minimum value for each share of Anchor Gaming. The strategic rationale for the merger has not changed due to the world events. The reasons why the merger made sense on July 8th still make sense today.

    The merger process is progressing well and employees from both IGT and Anchor continue to work very hard toward completing the transaction. Two important trigger events, clearance of the pre-merger anti-trust review process with the FTC and finalization of the joint proxy statement that we have filed with the SEC, are being pursued diligently. We are hopeful that we will have both of these approvals by the end of October, or shortly thereafter. Once those approvals are received, we can start thinking about scheduling the stockholder meetings and work with regulators to schedule the final approvals that are necessary to close the merger.

    Turning back to the collar for just a moment let me remind you that the 20-day average stock price three days prior to the stockholder meeting is the price that will be subjected to the collar. Until we establish the date of the stockholder meeting it is premature to try to speculate on the outcome of any future collar discussions. It's actually possible that the average price will fall within the collar. As I said a moment ago, our Board negotiated the collar to ensure a minimum value to Anchor stockholders. Despite the world events, we still feel that the concept of a collar is very important to our stockholders.

    Given the high level of uncertainty in today's markets, we believe that the best course of action is to proceed with the merger process and let the financial and the gaming markets continue to settle down and stabilize.

    In the meantime, we're confident that Anchor will be a material contributor to the growth of the combined IGT-Anchor Gaming entity. If we are unable to complete this transaction, for whatever the reason, we're confident in our future as an independent company and the stability in our diversified sources of earnings and cash flow.

    That concludes our fiscal 2002 first quarter earnings conference call. We appreciate everyone's interest in Anchor and what we do here. We would like to now open the telephone lines up for any questions you may have.

ANCHOR GAMING
Q1 FY 2002 CONFERENCE CALL
October 17, 2001

QUESTION-AND-ANSWER SESSION

Jeff Gates—ECS Value Fund
Q:
I have a couple questions. Can you talk a little bit about the VLC business during the quarter because it looks like if I back that out, that was probably down if you take the lottery out of that segment?
Secondly, can you tell me what the EBITDA was from the route operations that you sold and the cap ex associated with those on an annualized basis?

And third, can you talk a little bit about any signs you're seeing as the state budgets get squeezed and how that helps or hurts you guys? I assume it would help you guys if it made gaming proliferate.
T. J. Matthews—Anchor Gaming
A:
Sure. I will answer in order. First, on VLC, as you may know, that was the first of the systems businesses that really went under a restructuring process. We began that really effectively in August of 2000 and we kind of accelerated our process throughout the fiscal year of 2001, heading into this year with a much smaller business on purpose. The goal there was to make sure that we did a good job with our existing contracts, rationalize our expense structure, and put ourselves in a position to take advantage of new opportunities as they arise. We have done it.

VLC is in a position where I believe the September quarter will mark very likely the last quarter it loses money. If you back into numbers that is what you will see happen at VLC is that if they lose money in September. But going into the December quarter with the Oregon order continuing and to have a milestone delivery into Quebec with truly groundbreaking technology like our downloadable capabilities, I think well positions the company for both machine orders and system orders into the future.

As to the route operation in Montana that we sold, I am introducing revenues of about $20 million, EBITDA of about $2 million and historically cap ex of less than $1 million. But in our view, it was going to undergo a substantial cap ex requirement over the course of the next five years that would make EBITDA and cap ex off-set each other. So we felt that from capital point of view we would have generated no cash for this business for most likely the next five years. So the result I think, it's in much better hands when it's in the hands of a local operator.

And the third question is about what budget short falls mean to us. If you take a look at the history of gaming, especially the last 10 years or so, you can remark on the fact that the recession of 1991 really resulted and substantial expansion of gaming in the United States. We believe that very much of that is going to be repeated at some point in the future whether due to this recession or some other economic shortfall. We can't tell you but we do know that states would always rather raise revenues in some alternative means rather than increase direct taxation of either the businesses or the people who reside there.

And so we think that there is a likelihood that gaming will be discussed in greater frequency in a prospective basis. One of the statistics that we saw of late of substantial interest is there is something like 20 states that are facing revenue shortfalls of $1 billion dollars or more. And so certainly it will be those states that will be looking at how they go about solving that problem, that meaning good things for the industry in general. And of course, the story that we said for ourselves that is so important. It doesn't matter how gaming expands, whether it's in the form of casinos to the form of operation slot machines, pari-mutuel activity, video lotteries or online lotteries. Anchor has the business that stands ready to be the beneficiary of that gaming expansion.
Jeff Gates—ECS Value Fund
Q:	And just one last question. Can you tell me where you stand with respect the Hart-Scott process exactly?
T. J. Matthews—Anchor Gaming
A:	As we announced, we received a second request. We are in the process of getting all the information that is required from that request back to the FTC for them to determine what's next.
Jeff Gates—ECS Value Fund
Q:	OK. That would begin another 30-day clock, correct?
T. J. Matthews—Anchor Gaming
A:	The return of the information initiates a new 30-day clock, correct.
Jeff Gates—ECS Value Fund
Thanks, and a nice quarter.
T. J. Matthews—Anchor Gaming
All right, thank you Jeff.
Michael Rosenthal—Shenkman Capital
Q:	Hi, great quarter. Can you clarity what the revenue and earnings for the stand-alone business were this past quarter?
T. J. Matthews—Anchor Gaming
A:	The stand-alone revenues were $13 million and I think that we said the EBITDA was in the neighborhood of about $5 million.
Michael Rosenthal—Shenkman Capital
Q:	And so the JV EBITDA was around $44 million?
T. J. Matthews—Anchor Gaming
A:
The JV EBITDA would have been the number basically that we reported as our share of revenues, $40 million plus our add back of depreciation and amortization that takes place within a joint venture, which is about $4 million to get you to $44 million.
Joel Simpkins—Deutsche Banc
Q:	Hey guys, just one minor question. Can you give us an update on that Monte Carlo game at G2E and any status of the negotiations with Alliance on that?

T. J. Matthews—Anchor Gaming
A:
You know, the gaming shows are always very interesting, in that, we of course get a chance to see the product introductions from a number of other companies and get to measure that against our own intellectual property. Generally speaking, I think we make the assumption that any infringements that may occur at the show are accidental in nature and certainly can be resolved through at least some amount of notification and its required negotiations beyond that. I'd rather not comment on any particular game at the show. I will say that as our wheel continues to be the dominant product line from a proprietary game point of view, that more and more companies are interested in trying to capture the substantial elements of what makes those wheel games so successful. Of course, we have our eye to all of those in making sure that we vigorously defend our intellectual property and that primarily will be through negotiations but of course, if necessary, through litigations as well.
Joel Simpkins—Deutsche Banc
Q:	Thanks. Can you just give us an update on the status for West Virginia in terms of machine sales right now to fill all those gray machines?
T. J. Matthews—Anchor Gaming
A:
VLC is well positioned there in that where VLC really shines is in traditional video lottery markets, markets that have a small number of machines and a substantial number of locations. West Virginia is among those kinds of markets. They have approved the installations of 9,000 slot machines in that market. I would suspect that VLC would get a fair share of those. VLC is also actively competing in a number of Canadian provinces. Also, VLC is involved really at kind of the start of the replacement cycle and some substantial U.S. states like South Dakota and Louisiana, so we think that the future is really very bright for VLC's gaming machine efforts.

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